Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Tesoro Corporation for the registration of $300,000,000 of Senior Notes due 2019 and to the incorporation by reference therein of our reports dated February 27, 2009, with respect to the consolidated financial statements of Tesoro Corporation, and the effectiveness of internal control over financial reporting of Tesoro Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

San Antonio, Texas
June 1, 2009